FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of December 2005

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into
(i) Form S-8 filed on December 17, 1996, File No. 333-1540,
(ii) Form S-8 filed on December 7, 2000, File No. 333-51446,
(iii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iv) Form S-8 filed on October 11, 2002, File No. 333-100522,
(v) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110, and
(vi) Form S-8 filed on December 10, 2004, File No. 333-121164.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2005   <u>KERZNER INTERNATIONAL LIMITED</u>

By:	<u>/s/John R. Allison</u>
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Shareholder Mailing for the Third Quarter of 2005

Exhibit 99(1)



To Our Shareholders and Employees:

On November 7, 2005, we reported a net loss in the quarter of $4.9 million compared to a net loss of $11.2 million in the same period last year, resulting in diluted net loss per share of $0.14 compared to diluted net loss per share of $0.33 in the same period last year. We are pleased to report record third quarter levels of adjusted EPS. This achievement is largely attributable to our Paradise Island properties and the improved performance of One&Only Palmilla. Collectively, the Paradise Island properties achieved record third quarter EBITDA of $33.4 million. One&Only Resorts also performed strongly, as revenue per available room ("RevPAR") increased by 20%.

We have also strengthened our balance sheet by refinancing our $400 million of senior subordinated debt and increased the borrowing capacity on our revolving credit facility to $650 million. When combined with our businesses' free cash flow generation capabilities, we believe our capital resources are well positioned to undertake future growth initiatives, including the Phase III expansion project in The Bahamas; Atlantis, The Palm, Dubai; our planned investment in Morocco and other projects that may arise.

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue and EBITDA in the quarter of $129.0 million and $37.3 million, respectively, as compared to $106.5 million and $23.4 million, respectively, in the same period last year. The EBITDA margin in the quarter was 29% as compared to 22% in the same period last year. Results in the quarter were meaningfully higher than in the same period last year, as 2004 was negatively affected by Hurricane Frances and the effects of subsequent hurricanes that hit the State of Florida, one of our principal source markets. For comparative purposes, in the third quarter of 2003, net revenue, EBITDA and EBITDA margin were $114.8 million, $29.9 million and 26%, respectively.

Atlantis's RevPAR for the quarter was $198 as compared to $173 during the same period last year. In the quarter, Atlantis achieved an average occupancy of 81% and a $245 average daily room rate ("ADR"). Results in the quarter benefited from strong leisure demand.

At the Atlantis Casino, slot win for the third quarter increased by 24% and 15% over the same period in 2004 and 2003, respectively. The third quarter of 2003 provides a better comparable period, as 2004 was negatively affected by the aforementioned hurricanes. The resort benefited from improved levels of play owing to the positive reception of the new slot games and the ticket-in-ticket-out system, both of which were introduced last year. In the quarter, table win increased by 15% and decreased by 16% over the same period in 2004 and 2003, respectively.

Third quarter results rebounded sharply from the hurricane-affected results of the third quarter of 2004. As compared to 2003, the most recent period in which results were not impacted by hurricane activity, all of our key operating measures for the Paradise Island businesses saw improvement. In the quarter, Atlantis, Paradise Island's revenue and RevPAR each increased by 12% as compared to 2003. In the quarter, EBITDA margin for Atlantis, Paradise Island increased from 26% in 2003 to 29% in 2005.

In July, we completed the Marina Village at Atlantis ("Marina Village"), an approximately 75,000 square foot restaurant, retail and entertainment zone surrounding the Marina at Atlantis ("Atlantis Marina"), which includes five new restaurants and additional retail space. All of the restaurants except one are open, and the remaining location is expected to open in mid-November. In the quarter, food and beverage revenue increased by 22% as compared to the same period last year, driven by a rebound in business levels from the previous year and a favorable response to the Marina Village.

The second phase of Harborside at Atlantis, a timeshare joint venture between us and a subsidiary of Starwood Hotels & Resorts Worldwide, Inc., which consists of 116 two- and three-bedroom units, was completed in August. Sales trends for this second phase have remained strong and it is now 32% sold. With this phase, the total number of units at Harborside increased to 244.

Construction of the 88-unit Ocean Club Residences & Marina project is proceeding well, with completion expected in early 2007. The cost of this development, which is being financed primarily from pre-sales of units, is expected to be approximately $130 million.

The Residences at Atlantis, an approximately 500-unit condo-hotel project, has already achieved approximately 120 unit sale reservations, representing roughly 24% of the units available for sale. We are joint venturing with Turnberry Associates, who will provide sales and marketing expertise, on this project and expect construction costs, which exclude land costs, to be approximately $225 million. Construction is expected to

commence once the joint venture has received a sufficient level of reservations and financing for the development has been secured by the joint venture.

In the quarter, we acquired the Hurricane Hole Marina, which is in close proximity to the Marina Village and includes frontage on Nassau Harbour, and some additional buildings and facilities for approximately $28 million. We intend to utilize the Hurricane Hole Marina to accommodate excess demand at the Atlantis Marina and anticipate significantly upgrading this marina and bringing it into Atlantis's product offering. This acquisition includes additional real estate, which we plan to use for new development.

In early November, we agreed to acquire an additional seven and a half acres of beachfront property at the eastern edge of Cabbage Beach, adjoining Ocean Club Estates, for approximately $15 million. This is one of the few remaining undeveloped beachfront parcels left on Paradise Island. We intend to contribute this land into the Ocean Club Residences & Marina joint venture and develop the site through the joint venture.

Construction of the $730 million Phase III development at Paradise Island is proceeding. This expansion project, which includes a 600-room all-suite hotel and expanded water attractions, is expected to open in the second quarter of 2007.

Atlantis, The Palm, Dubai

We and our partner, Istithmar PJSC ("Istithmar"), have formed a joint venture to develop Atlantis, The Palm, Dubai ("Atlantis, The Palm"), our second Atlantis-branded resort, which will be situated at the center of the crescent of The Palm, Jumeirah on a 125-acre site. Having carefully evaluated various aspects of the project, including cost, real estate usage and operating efficiencies, the joint venture has revised the scope of Atlantis, The Palm. In lieu of developing an 800-room four-star property adjacent to the five-star Royal Towers, the joint venture has decided to increase the number of rooms at the five-star Royal Towers from 1,200 to approximately 1,500. This reconfiguration of the project program will better enable the resort to meet the growing demand for five-star accommodation in Dubai and sets aside further developable land for future expansion. The joint venture has decided to postpone development of a previously-announced condominium project.

In addition, Nakheel LLC ("Nakheel"), the developer of The Palm, Jumeirah, has agreed to provide the joint venture with a right to reclaim and develop an additional 125 acres of land off the crescent of The Palm, Jumeirah, so as to expand the overall Atlantis, The Palm site and permit additional phases of development. The joint venture has also agreed with Nakheel to acquire all of the land on which Atlantis, The Palm is situated, including the two parcels that are intended for the condominium project, for a $125 million payment-in-kind note.

We are pleased to have reached an agreement with Istithmar that better positions Atlantis, The Palm for future development that will enable the resort to leverage the significant attractions that comprise Phase I. In addition to the 1,500-room Royal Towers, Phase I of Atlantis, The Palm will include a 60-acre water park, which is expected to be over twice the size of the enhanced water park being developed in the Phase III expansion in The Bahamas. Visitation trends in Dubai are very strong, with occupancy at Dubai's beach resorts at 88% for the first three quarters of this year. This agreement enables the joint venture to control substantial real estate and will provide it with the ability to add additional elements and room product to Atlantis, The Palm.

The budget for this development (exclusive of land cost) has been increased from $1.2 billion to approximately $1.375 billion. Under the revised capital structure, we have agreed to increase our equity investment from $125 million to $200 million. Istithmar is also contributing $200 million in equity. Our interest in this project is 50%.

The joint venture is in the process of working with its senior lending syndicate to reconfirm their commitment to the existing $700 million, twelve-year term loan facility. An additional amount of approximately $275 million of subordinated debt is expected to be raised from members of the senior lending syndicate and institutional investors. Istithmar has committed to provide $75 million of the subordinated debt.

We have a long-term management agreement with the joint venture that entitles us to receive a base management fee based on the gross revenues generated by Atlantis, The Palm and an incentive management fee based on operating income, as defined. The base management fee is likely to be subordinated to both the senior and subordinated debt facilities. We also have a development agreement with the joint venture that entitles us to receive $20 million and reimbursement of certain expenses over the development period.

Construction of Atlantis, The Palm is expected to commence by the end of the year, with completion scheduled for late 2008. Commencement of this project is subject to the receipt of all requisite governmental consents and construction of supporting infrastructure by Nakheel.

Morocco

Earlier in the year, we entered into a joint venture agreement with Société Maroc Emirates Arabs Unis de Développement and Caisse de Dépôt et de Gestion, and into related development and long-term management agreements for the development and operation of a destination resort casino in Morocco. Based on the current preliminary designs for the project, the budget is anticipated to be approximately $300 million, although a more definitive amount will not be available until further detailed design work has been completed.

The parties anticipate working together over the next several months to arrange debt and equity financing to fund the project. As a result of the previously announced budget increase (from $230 million to $300 million), the need to arrange additional debt and equity financing and the additional design work required for the project, we expect that there will be material amendments of the project agreements, and we do not intend to proceed with the development of this project until such amendments are obtained. Construction is now anticipated to commence in the first half of 2006, with an expected completion date during the second half of 2008.

No assurances can be given at this time that the additional debt or equity financing will be obtained or that the likely material amendments to project documents will be agreed, both of which will be necessary in order for this project to move forward to construction.

Gaming

Connecticut

In the quarter, Mohegan Sun reported third quarter slot revenue of $231.4 million, up 4% over the same period last year. Slot win per unit per day was $405 for the quarter, a 5% increase over the same period last year. For the quarter, Mohegan Sun's share of the Connecticut slots market was 51%.

Under a relinquishment agreement between Trading Cove Associates ("TCA") and the Mohegan Tribe, TCA, an entity 50%-owned by us, receives payments from the Mohegan Tribal Gaming Authority of 5% of the gross operating revenues of Mohegan Sun. We recorded relinquishment and other fees from TCA of $10.2 million in the quarter as compared to $9.8 million in the same period last year.

BLB Investors, L.L.C.

We own a 37.5% interest in BLB Investors, L.L.C. ("BLB"), a joint venture with Starwood Capital Group Global, L.L.C. and Waterford Group, L.L.C., and account for our investment in BLB under the equity method of accounting. On July 18, 2005, BLB completed a $464 million acquisition of the U.S. operations of Wembley plc ("Wembley"), which include the Lincoln Park racino in Rhode Island and three greyhound tracks and one horse racing track in Colorado. BLB's revenue and net income are driven primarily by Lincoln Park.

In the quarter, Lincoln Park reported net video lottery terminal (VLT) win of $83.6 million, up 5% over the same period last year. Lincoln Park achieved net terminal win per unit per day in the quarter of $303. In the quarter, Lincoln Park recorded VLT revenue of $24.2 million, which represents Lincoln Park's approximate 28.9% share of net VLT win.

BLB operates Lincoln Park under a master video lottery contract with the state of Rhode Island that was authorized by legislation passed by the Rhode Island General Assembly. This contract allows BLB to increase the number of VLTs at Lincoln Park to 4,752. As of September 30, 2005, Lincoln Park had 3,002 VLTs in operation; however, BLB completed Phase I-A of its planned redevelopment of Lincoln Park on November 4, 2005, which increased the number of VLTs at the facility to 3,602.

BLB had previously announced that the anticipated redevelopment of Lincoln Park would have a total cost of approximately $125 million. Based on the most recent available information, BLB now believes the total cost will be in excess of this amount. BLB is planning to commence the remaining phases of the redevelopment of Lincoln Park as promptly as possible, following receipt of all local governmental approvals to which the redevelopment is subject.

In the quarter, we reported $1.6 million of equity earnings associated with our investment in BLB, which includes our share of BLB's gain of $0.9 million associated with Wembley's repurchase of BLB's ownership in Wembley, effective on the date of acquisition. The gain is not included in our adjusted earnings per share.

One&Only Resorts

Our luxury resort segment, One&Only Resorts, reported net revenue of $30.1 million and EBITDA of $0.3 million in the quarter compared to net revenue of $19.9 million and an EBITDA loss of $2.9 million in the same period last year. On a combined basis for the branded resorts, One&Only Resorts produced RevPAR of $239 in the quarter, a 20% increase over the same period last year. On the same basis, One&Only Resorts achieved third quarter average occupancy and ADR of 74% and $324, respectively. The primary contributor to the increase in EBITDA during the quarter was the strong performance of One&Only Palmilla. The third quarter is traditionally One&Only Resorts' weakest period of the year. Results in the quarter exclude One&Only Kanuhura, which was closed in June and reopened in mid-October.

One&Only Ocean Club achieved record third quarter RevPAR of $525, representing a 16% increase over the same period last year. In the quarter, the resort achieved average occupancy and record third quarter ADR of 75% and $697, respectively, compared to average occupancy and ADR of 71% and $636, respectively, in the same period last year. EBITDA at the property was $1.0 million during the quarter as compared to $0.7 million in the same period last year.

One&Only Palmilla had a strong third quarter, with RevPAR of $372, which was an 84% increase over the same period last year. The resort achieved third quarter average occupancy and ADR of 85% and $437, respectively, compared to average occupancy and ADR of 52% and $388, respectively, in the same period last year. EBITDA during the quarter was $1.0 million compared to an EBITDA loss of $2.5 million in the same period last year. Although the third quarter is traditionally a low occupancy period for this market, demand for the resort was strong, and the business outperformed our expectations.

Recently, and for the second year in a row, One&Only Ocean Club and One&Only Palmilla were named the number one resorts in the Atlantic and Latin American regions, respectively, in *Condé Nast Traveler* magazine's Readers' Choice Awards. We were thrilled to receive these prestigious awards in 2004. To receive them again in 2005 is an honor, especially since the recipients are selected by the readers of *Condé Nast Traveler*. One&Only Ocean Club and One&Only Palmilla winning top honors two years in a row is a true mark of distinction for the One&Only brand and a testament to the talent of our dedicated teams.

One&Only Maldives at Reethi Rah, our newest One&Only-managed property, opened on May 1, 2005. Although we do not have any equity ownership interest in Reethi Rah Resort Pvt Ltd ("Reethi Rah"), the entity that owns and operates One&Only Maldives at Reethi Rah, we have determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of FASB Interpretation No. 46(R) ("FIN 46R"), "Consolidation of Variable Interest Entities." We have agreements with Reethi Rah that provide for construction financing and operating loans, as well as management and development agreements. As of May 1, 2005, when the resort commenced operations, we became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the consolidation of Reethi Rah's financial statements into our consolidated financial statements.

In the quarter, we recorded a net loss related to Reethi Rah of $2.2 million. This loss is after the exhaustion of the remaining $1.8 million owners' equity capital balance, which is included in minority and noncontrolling interests in the accompanying condensed consolidated statements of operations. In the near term, we anticipate Reethi Rah will continue to incur net losses. In the absence of any increase to the owners' equity capital in future periods, such losses will be reflected in our results of operations. If Reethi Rah realizes net income in the future, we will be credited to the extent losses were previously absorbed by us on behalf of Reethi Rah.

In the quarter, we completed our analysis of the fair value of the assets and liabilities of Reethi Rah and accordingly completed our impairment calculation of our notes receivable from Reethi Rah, which resulted in us recording an additional $3.1 million impairment. This $3.1 million impairment has been excluded from our adjusted earnings per share.

We reopened One&Only Kanuhura on October 15, 2005, which had previously been closed for an extensive, four-month renovation that included the redevelopment of the resort's 18 water villas and two grand water villas and enhancements to its existing beach villas, bars, restaurants, public areas and spa.

Liquidity

We recently executed the following financing initiatives:

- Completed an offering in the quarter of $400 million of 6 3/4% Senior Subordinated Notes due 2015 (the "6 3/4% Notes"). In conjunction with this offering, we tendered for all of our $400 million of 8 7/8% Senior Subordinated Notes due 2011 (the "8 7/8% Notes"). As of September 30, 2005, $3.1 million of the 8 7/8% Notes remained outstanding. An additional $1.5 million of the 8 7/8% Notes were tendered for in the fourth quarter, bringing the remaining balance of 8 7/8% Notes on our balance sheet to $1.6 million. We have recorded a loss on early extinguishment of debt of $27.8 million, or $0.74 per share, which has been excluded from adjusted earnings per share.

- Terminated $150 million of fixed-to-variable rate swap agreements, which results in an increase in fixed rate debt, in advance of planned variable rate borrowings for growth initiatives under our Revolving Credit Facility. The termination of these swap agreements resulted in the realization of $4.8 million, which reduced the loss on early extinguishment of the 8 7/8% Notes.

- Amended and restated our Revolving Credit Facility on October 31, 2005, increasing the availability under the facility from $500 million to $650 million and amending certain pricing and financial covenants.

- Announced that our Board of Directors had approved a share repurchase program authorizing the repurchase of up to two million of our ordinary shares. We subsequently commenced this program and repurchased 612,500 shares in the quarter for $35.7 million.

At September 30, 2005, we held $244.3 million in cash and cash equivalents, short-term investments and restricted cash. This amount consisted of $113.0 million in cash and cash equivalents, $59.8 million in short-term investments and $71.5 million in restricted cash. Restricted cash includes $68.0 million of escrowed funds for our investment in the joint venture developing Atlantis, The Palm, which is expected to increase an additional $75 million upon completion of the subordinated debt financing discussed above to reflect our increased equity commitment to the project.

Total interest-bearing debt at the end of the quarter was $801.9 million, comprised primarily of our newly-issued $400 million of 6 3/4% Notes, $230 million of 2.375% Convertible Senior Subordinated Notes due 2024, as well as $110 million of financing related to the One&Only Palmilla and approximately $58.3 million of non-affiliated debt associated with Reethi Rah. The non-affiliated debt associated with One&Only Palmilla and Reethi Rah is consolidated under FIN 46R.

At the end of the quarter, our Revolving Credit Facility was undrawn. In determining the credit statistics used to measure compliance with our financial covenants under this facility, the incremental debt and interest expense associated with the consolidation of Reethi Rah and the 50%-owned One&Only Palmilla are excluded.

In the quarter, we incurred $70.6 million in capital expenditures, related primarily to Paradise Island. Total capital expenditures included capitalized interest of $2.2 million. In the fourth quarter of 2005, we expect to spend between $90 million and $100 million on Paradise Island capital expenditures.

In the quarter, we invested $13.2 million in Atlantis, The Palm. We expect to invest between $30 million and $35 million in the project in the fourth quarter of 2005. This investment will be sourced from escrowed funds, which are classified as restricted cash on our balance sheet.

As of September 30, 2005, shareholders' equity was $1,147.7 million and we had approximately 36.4 million Ordinary Shares outstanding.

/s/ Sol Kerzner	/s/ Butch Kerzner
Sol Kerzner	Butch Kerzner
Chairman of the Board	Chief Executive Officer
November 7, 2005	November 7, 2005
Paradise Island, The Bahamas	Paradise Island, The Bahamas

Forward-Looking Statements

This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in our public filings with the U.S. Securities and Exchange Commission.

Kerzner International Limited
Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars)

	September 30, 2005		December 31, 2004	
	(Unaudited)			
ASSETS				
Current assets:				
Cash and cash equivalents	$	112,952	$	180,341
Restricted cash		71,504		2,768
Short-term investments		59,825		203,940
Trade receivables, net		34,619		41,743
Due from affiliates		38,449		15,682
Inventories		17,923		13,453
Assets held for sale		-		12,289
Prepaid expenses and other assets		27,612		21,685
Total current assets		362,884		491,901
Property and equipment, net		1,575,722		1,347,640
Intangible asset, net		15,326		-
Due from affiliates - non-current		25,034		81,737
Deferred tax asset, net		29,993		11,181
Deferred charges and other assets, net		38,725		40,678
Investments in associated companies		177,642		114,138
Total assets	$	2,225,326	$	2,087,275
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current maturities of long-term debt	$	4,981	$	659
Accounts payable and accrued liabilities		161,340		168,225
Due to affiliates		2,621		500
Capital creditors		44,130		16,032
Total current liabilities		213,072		185,416
Deferred revenue		21,786		20,419
Other long-term liabilities		10,222		7,099
Due to affiliates - non-current		31,804		-
Long-term debt, net of current maturities		796,951		754,129
Total liabilities		1,073,835		967,063
Minority and noncontrolling interest		4,125		3,934
Total shareholders' equity		1,147,366		1,116,278
Total liabilities and shareholders' equity	$	2,225,326	$	2,087,275

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars, except per share data)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
		2005	**2004**	**2005**	**2004**
		(Unaudited)		(Unaudited)	
Revenues:					
Casino and resort revenues	$	147,954 $	116,801 $	506,740 $	443,949
Less: promotional allowances		(5,043)	(4,406)	(18,205)	(17,285)
Net casino and resort revenues		142,911	112,395	488,535	426,664
Tour operations		13,891	11,068	40,151	35,140
Management, development and other fees		2,605	3,717	12,061	12,790
Other		1,197	921	3,877	2,940
		160,604	128,101	544,624	477,534
Costs and expenses:					
Casino and resort expenses		85,747	68,545	256,881	226,080
Tour operations		11,365	9,663	33,534	29,565
Selling, general and administrative		32,208	29,532	97,907	91,486
Corporate expenses		10,562	7,536	31,409	26,751
Depreciation and amortization		19,069	14,811	52,245	44,398
Hurricane related expenses		-	3,426	-	3,426
Pre-opening expenses		2,886	-	4,634	3,258
UK gaming write-off		-	-	10,529	-
Loss on damaged assets		-	1,194	-	1,194
Impairment (gain on sale) of Atlantic City land		(1,301)	7,303	(1,301)	7,303
Impairment of notes receivable		3,096	-	28,139	-
		164,632	142,010	513,977	433,461
Income (loss) from operations		(4,028)	(13,909)	30,647	44,073
Relinquishment fees - equity in earnings of TCA		9,921	9,066	28,287	26,833
Other income (expense):					
Interest income		2,441	1,442	7,230	2,832
Interest expense, net of capitalization		(11,423)	(9,504)	(32,582)	(26,597)
Equity in earnings (losses) of associated companies		5,922	(481)	15,207	6,685
Loss on early extinguishment of debt		(27,783)	-	(27,783)	-
Other, net		(2)	208	10	635
Other expense, net		(30,845)	(8,335)	(37,918)	(16,445)
Income (loss) before income taxes and minority and					
noncontrolling interests		(24,952)	(13,178)	21,106	54,461
Benefit (provision) for income taxes		15,819	(992)	15,929	(1,473)
Minority and noncontrolling interests		4,188	2,972	6,561	6,774
Net income (loss)	$	(4,945) $	(11,198) $	43,506 $	59,762
Basic earnings (loss) per share	$	(0.14) $	(0.33) $	1.23 $	1.89
Weighted average number of shares outstanding-basic		35,649	33,591	35,445	31,621
Diluted earnings (loss) per share	$	(0.14) $	(0.33) $	1.17 $	1.81

| Weighted average number of shares outstanding-diluted | 35,649 | 33,591 | 37,193 | 32,942 |

Kerzner International Limited
Condensed Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

		For the Nine Months Ended September 30,	
		2005	2004
		(Unaudited)	
Cash flows from operating activities			
Net income	$	43,506 $	59,762
Depreciation and amortization		52,245	44,398
Amortization of debt issuance costs, premiums and discounts		3,167	2,252
Loss on early extinguishment of debt		27,783	-
UK gaming write-off		10,529	-
Impairment of notes receivable		28,139	-
Impairment (gain on sale) of Atlantic City land		(1,301)	7,303
Recognition of deferred compensation expense		3,306	1,172
Loss on disposition of property and equipment		1,723	570
Equity in earnings from associated companies, net of dividends received		(10,256)	(2,594)
Minority and noncontrolling interests		(7,306)	(6,543)
Provision for doubtful accounts		896	2,590
Deferred income tax benefit		(21,032)	(6,083)
Net change in working capital accounts		(5,435)	(14,131)
Net change in other balance sheet accounts:			
Due from affiliates - non-current		(182)	(5,355)
Deferred charges and other assets		(5,677)	1,165
Deferred revenue		2,053	5,533
Due to affiliates - non-current		498	-
Other long-term liabilities		3,123	326
Loss on damaged assets		-	1,194
Other		1,763	(250)
Net cash provided by operating activities		127,542	91,309
Cash flows from investing activities:			
Payments for property and equipment		(113,927)	(81,645)
Redemption (purchase) of short-term investments, net		145,236	(204,309)
Acquisition of equity interest in BLB Investors, L.L.C.		-	(47,369)
Acquisition of equity interest in Kerzner Istithmar Limited		(43,842)	(17,378)
Advances to affiliates, net		(37,814)	(42,650)
Cash resulting from the initial consolidation of variable interest entities		1,519	7,047
Deferred contract acquisition costs		(305)	(3,874)
Acquisition of assets from Club Méditerranée (Bahamas) Limited		-	(26,721)
Acquisition of land and other assets		(27,798)	-
Deposit for real estate acquisition		(1,425)	-
Change in restricted cash		(68,520)	(897)
Sale of debt and equity interest in One&Only Kanuhura		340	-
Proceeds from dispositions of land, property and equipment		6,873	208
Net cash used in investing activities		(139,663)	(417,588)
Cash flows from financing activities:			
Proceeds from issuance of debt		400,000	230,000
Borrowings		1,200	5,000
Early redemption and repayment of debt		(427,355)	(6,401)
Proceeds from exercise of share options		13,794	32,588
Debt issuance and modification costs		(7,256)	(11,155)
Net proceeds from the issuance of ordinary shares		-	153,366

Net proceeds from the issuance of Bahamian Depository Receipts		-	19,033
Repurchase of ordinary shares		(35,651)	-
Net cash provided by (used in) financing activities		(55,268)	422,431
Net increase (decrease) in cash and cash equivalents		(67,389)	96,152
Cash and cash equivalents at beginning of period		180,341	60,232
Cash and cash equivalents at end of period	$	112,952 $	156,384

Kerzner International Limited
Reconciliation of Adjusted Net Income to U.S. GAAP Net Income (Loss)
(In thousands of U.S. dollars, except per share data)

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,			
	2005		2004		2005		2004	
	$	EPS	$	EPS	$	EPS	$	EPS
Adjusted net income [1]	$ 10,575	$ 0.28	$ 3,666	$ 0.11	$ 96,740	$ 2.60	$ 73,867	$ 2.24
Hurricane related expenses [2]	-	-	(3,426)	(0.10)	-	-	(3,426)	(0.10)
Pre-opening expenses [3]	(2,895)	(0.08)	-	-	(4,795)	(0.13)	(1,827)	(0.06)
UK gaming write-off [4]	-	-	-	-	(10,529)	(0.28)	-	-
Loss on damaged assets [2]	-	-	(1,194)	(0.03)	-	-	(1,194)	(0.04)
Gain on sale (impairment) of Atlantic City land [5]	1,301	0.03	(7,303)	(0.21)	1,301	0.04	(7,303)	(0.22)
Impairment of notes receivable [6]	(3,096)	(0.08)	-	-	(28,139)	(0.75)	-	-
BLB transaction (costs) gain [7]	888	0.02	(2,941)	(0.09)	888	0.02	(4,399)	(0.13)
Share of income from remediation at Harborside [8]	-	-	-	-	-	-	4,044	0.12
Real estate income [9]	372	0.01	-	-	130	-	-	-
Loss on early extinguishment of debt [10]	(27,783)	(0.74)	-	-	(27,783)	(0.75)	-	-
Tax benefit related to debt refinancing [11]	15,693	0.42	-	-	15,693	0.42	-	-
Effect of dilutive shares	-	-	-	(0.01)	-	-	-	-
Net income (loss)	$ (4,945)	$ (0.14)	$ (11,198)	$ (0.33)	$ 43,506	$ 1.17	$ 59,762	$ 1.81

(1) Adjusted net income is defined as net income before hurricane related expenses, pre-opening expenses, UK gaming write-off, loss on damaged assets, gain on sale (impairment) of Atlantic City land, impairment of notes receivable, BLB transaction (costs) gain, share of income from remediation at Harborside, real estate income, loss on early extinguishment of debt and tax benefit related to debt refinancing.

Adjusted net income is presented to assist investors in analyzing our performance. Management considers adjusted net income to be useful for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to income from continuing operations computed in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), nor should it be considered as an indicator of our overall financial performance. Adjusted net income is limited by the fact that companies may not necessarily compute it in the same manner, thereby making this measure less useful than net income calculated in accordance with U.S. GAAP.

(2) Hurricane related expenses primarily consist of clean up and repair costs and complimentary goods and services to guests associated with Hurricane Frances at our Paradise Island properties. Loss on damaged assets represents the write-off of assets damaged during Hurricane Frances.

(3) Pre-opening expenses for the quarter ended September 30, 2005 include costs incurred relating to the Marina Village at Atlantis and the Phase III expansion at Atlantis, Paradise Island. Also included in pre-opening expenses are the costs incurred relating to Atlantis, The Palm, which costs are included as equity in earnings of associated companies in the accompanying condensed consolidated statements of operations. Pre-opening expenses for the nine months ended September 30, 2004 represent costs incurred prior to the June 2004 opening of the One&Only Ocean Club expansion. Pre-opening expenses incurred during the nine months ended September 30, 2004 also include our 50% share of pre-opening expenses related to the One&Only Palmilla's grand reopening event in February 2004.

(4) UK gaming write-off relates to all capitalized and deferred costs incurred for the planning and development of all of our proposed gaming projects in the United Kingdom (excluding costs associated with the Northampton project) that were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than we had previously anticipated.

(5) During the three months ended September 30, 2005, we completed the sale of a portion of our Atlantic City land, for which we had previously recorded an impairment charge, as well as an additional ancillary piece of land, both of which resulted in a total gain of $1.3 million. For the

three months ended September 30, 2004, we recorded an impairment of $7.3 million to certain of our undeveloped real estate in Atlantic City based on its estimated fair value less costs to sell. This amount excludes a $2.9 million tax benefit that we realized during the quarter as a result of this impairment charge.

(6) For the three months ended June 30, 2005, we recorded an impairment of our subordinated notes receivable due from Reethi Rah, the entity which owns One&Only Maldives at Reethi Rah, after obtaining a third party valuation firm's appraisal of the resort in connection with the consolidation of Reethi Rah under FIN 46R. During the three months ended September 30, 2005, we completed the analysis of the fair value of the assets and liabilities of Reethi Rah and accordingly completed our impairment calculation of our notes receivable from Reethi Rah which resulted in us recording an additional $3.1 million impairment. This $3.1 million additional impairment of our notes receivable has been excluded from adjusted earnings per share.

(7) For the three months ended September 30, 2005, we recorded income for our share of BLB's gain associated with Wembley's repurchase of BLB's share ownership in Wembley effective on the date of acquisition. This amount is included within equity in earnings (losses) in the accompanying condensed consolidated statements of operations. For the three and nine months ended September 30, 2004, we recorded $2.9 million and $4.4 million, respectively, in equity loss and related expenses associated with our 37.5% investment in BLB. These losses are related to our share of transaction costs incurred in connection with BLB's intended acquisition of Wembley in 2004. Additionally, these amounts include $0.4 million in related foreign currency exchange losses for the nine months ended September 30, 2004. The foreign currency exchange losses are included within corporate expenses in the accompanying condensed consolidated statements of operations.

(8) We recorded income for our share of remediation related to Harborside at Atlantis ("Harborside"), our 50%-owned timeshare property at Atlantis, Paradise Island, arising primarily from Hurricane Michelle related damages incurred in November 2001. In the second quarter of 2004, we recorded our share of an insurance recovery realized by Harborside related to a partial settlement of the Harborside remediation claim, which was recorded net of remediation costs incurred. These amounts are included in equity in earnings of associated companies in the accompanying condensed consolidated statements of operations.

(9) Represents income associated with The Residences at Atlantis and the Ocean Club Residences & Marina projects, two of our joint venture real estate-related projects on Paradise Island.

(10) Loss on early extinguishment of debt represents costs associated with the September 2005 tender for our 8 7/8% Senior Subordinated Notes.

(11) For the three months ended September 30, 2005, we realized a tax benefit of $15.7 million related to the refinancing of our 8 7/8% Senior Subordinated Notes.

Kerzner International Limited
Reconciliation of EBITDA to U.S. GAAP Net Income (Loss)
(In thousands of U.S. dollars)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2005	2004	2005	2004
EBITDA (1)	$ 35,058	$ 24,351	$ 168,274	$ 137,525
Depreciation and amortization	(19,069)	(14,811)	(52,245)	(44,398)
Hurricane related expenses	-	(3,426)	-	(3,426)
Pre-opening expenses	(2,895)	-	(4,795)	(3,258)
UK gaming write-off	-	-	(10,529)	-
Loss on damaged assets	-	(1,194)	-	(1,194)
Gain on sale (impairment) of Atlantic City land	1,301	(7,303)	1,301	(7,303)
Impairment of notes receivable	(3,096)	-	(28,139)	-
Other expense, net	(30,845)	(8,335)	(37,918)	(16,445)
Equity in (earnings) losses of associated companies	(5,922)	481	(15,207)	(6,685)
BLB transaction (costs) gain	888	(2,941)	888	(4,399)
Share of income from remediation at Harborside	-	-	-	4,044
Real estate income	(372)	-	(614)	-
Benefit (provision) for income taxes	15,819	(992)	15,929	(1,473)
Minority and noncontrolling interests	4,188	2,972	6,561	6,774
Net income (loss)	$ (4,945)	$ (11,198)	$ 43,506	$ 59,762

(1) EBITDA is defined as net income (loss) before depreciation and amortization, hurricane related expenses, pre-opening expenses, UK gaming write-off, loss on damaged assets, gain on sale (impairment) of Atlantic City land, impairment of notes receivable, other expense, net (excluding equity in earnings (losses) of associated companies before BLB transaction (costs) gain, share of income from remediation at Harborside, our share of Atlantis, The Palm and One&Only Palmilla pre-opening expenses), real estate income, benefit (provision) for income taxes and minority and noncontrolling interests.

Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator our overall financial performance. Our method of calculating EBITDA may be different from the calculation used by other companies, therefore comparability may be limited.

.

Kerzner International Limited
Summary Segment Data - EBITDA
(In thousands of U.S. dollars)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2005	**2004**[4]	**2005**	**2004**[4]
Destination Resorts:				
Atlantis, Paradise Island	$ 30,126	$ 19,796	$ 131,990	$ 115,138
Tour operations	2,269	1,283	6,043	4,941
Harborside	933	792	3,043	2,101
Other [1]	3,962	1,545	12,887	4,224
	37,290	23,416	153,963	126,404
Atlantis, The Palm	29	27	306	197
	37,319	23,443	154,269	126,601
Gaming:				
Connecticut	10,159	9,768	28,754	27,535
United Kingdom	(1,022)	(245)	(3,662)	(1,263)
BLB	665	1,023	722	1,023
Other [1]	(235)	(241)	(776)	(644)
	9,567	10,305	25,038	26,651
One&Only Resorts:				
One&Only Ocean Club	1,012	661	10,372	7,698
One&Only Palmilla	973	(2,540)	15,016	(299)
One&Only Maldives, Reethi Rah	(58)	-	(4,095)	-
Other resorts [2]	1,396	2,187	8,217	9,772
Tour operations	246	109	537	580
Direct expenses [2]	(2,832)	(3,466)	(9,706)	(11,736)
Other [1]	(470)	142	844	2,009
	267	(2,907)	21,185	8,024
Corporate and other [3]	(12,095)	(6,490)	(32,218)	(23,751)
	$ 35,058	$ 24,351	$ 168,274	$ 137,525

See definition and management's disclosure regarding EBITDA in the Reconciliation of EBITDA to U.S. GAAP Net Income (Loss).

(1) Represents our share of net income (loss) from unconsolidated affiliates (excluding share of income from remediation at Harborside) for our investments in Harborside, Sun Resorts Limited, One&Only Kanuhura and Trading Cove New York.

(2) Consists of management, marketing, development and other fees and direct expenses related to our One&Only Resorts segment for its operations located in Mauritius, Dubai and the Maldives.

(3) Corporate and other represents corporate expenses not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

(4) Certain amounts for the 2004 periods have been reclassified to conform to the current periods' presentation.

Kerzner International Limited

Paradise Island Summary Segment Data Reconciliation [1]
(In thousands of U.S. dollars)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2005	**2004**	**2005**	**2004**
Paradise Island EBITDA[2]:				
Atlantis, Paradise Island	$ 30,126	$ 19,796	$ 131,990	$ 115,138
Tour operations	2,269	1,283	6,043	4,941
One&Only Ocean Club	1,012	661	10,372	7,698
	$ 33,407	$ 21,740	$ 148,405	$ 127,777
EBITDA Margin[3]	26.6%	20.5%	34.2%	31.9%

(1) This schedule is included to assist investors by presenting the summary segment data for the Paradise Island operations on a comparable basis with the methodology used in earnings releases prior to 2004.

(2) See definition and management's disclosure regarding EBITDA in the Reconciliation of EBITDA to U.S. GAAP Net Income.

(3) EBITDA margin for the nine months ended September 30, 2005 includes the effect of a $4.4 provision for a new claim from a supplier with respect to a period covering the last five years. Excluding this provision, the EBITDA margin for the nine months ended September 30, 2005 would have been 35.2%.